SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

This statement was issued late yesterday (2 October 2013) in the US.

BP statement re: ruling by U.S. Court of Appeals for the Fifth Circuit.

BP is extremely pleased with today's ruling by the U.S. Court of Appeals for the Fifth Circuit setting aside the claims administrator's interpretation of the business economic loss framework in the settlement agreement BP reached with the Plaintiffs' Steering Committee last year. Today's ruling affirms what BP has been saying since the beginning: claimants should not be paid for fictitious or wholly non-existent losses. We are gratified that the systematic payment of such claims by the claims administrator must now come to an end.

As part of today's decision, the Fifth Circuit has also reversed the District Court's denial of BP's motion for a preliminary injunction staying the payment of business economic loss claims under the agreement. The Fifth Circuit has ordered the District Court to "expeditiously craft" an injunction that stays payments to people who did not suffer "actual injury traceable to loss from the Deepwater Horizon accident" until the matter is "fully heard and decided through the judicial process."

The Fifth Circuit has remanded the matter for further proceedings in the District Court.

BP is assessing the further implications of the Fifth Circuit's decision and will issue an additional statement in due course

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 October, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary